SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
CHRISTOPHER W. BETTS	42/F, EDINBURGH TOWER, THE LANDMARK
WILL H. CAI ^	15 QUEEN’S ROAD CENTRAL, HONG KONG	BOSTON
GEOFFREY CHAN *		CHICAGO
ANDREW L. FOSTER *	TEL: (852) 3740-4700	HOUSTON
BRADLEY A. KLEIN ˜	FAX: (852) 3740-4727	LOS ANGELES
CHI T. STEVE KWOK *	www.skadden.com	NEW YORK
EDWARD H.P. LAM ♦*		PALO ALTO
HAIPING LI *		WASHINGTON, D.C.
RORY MCALPINE ♦		WILMINGTON
CLIVE W. ROUGH ♦
JONATHAN B. STONE *		BEIJING
^ (ALSO ADMITTED IN CALIFORNIA)		BRUSSELS
♦ (ALSO ADMITTED IN ENGLAND & WALES)		FRANKFURT LONDON
˜ (ALSO ADMITTED IN ILLINOIS)		MOSCOW
* (ALSO ADMITTED IN NEW YORK)		MUNICH
PARIS
REGISTERED FOREIGN LAWYER		SÃO PAULO
Z. JULIE GAO (CALIFORNIA)		SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO

September 28, 2018

Confidential

Ms. Lory Empie

Ms. Cara Lubit

Mr. Christopher Dunham

Mr. Michael Clampitt

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:                 360 Finance, Inc. (CIK No. No. 0001741530)
Response to the Staff’s Comments on

Amendment No. 1 to Draft Registration Statement on Form F-1 Confidentially September 10, 2018

Dear Ms. Empie, Ms. Lubit, Mr. Dunham and Mr. Clampitt:

On behalf of our client, 360 Finance, Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 21, 2018 on the Company’s draft registration statement on Form F-1 confidentially submitted on September 10, 2018 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its Amendment No. 2 to draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1.                                      We note your revisions in response to comments 1 and 4. However, it appears that understanding the material terms of your loan products, your target market and its growth prospects, and the recent changes to your business in response to recent Chinese regulations are all key aspects of your offering. Accordingly, please revise your prospectus summary to disclose:

• The necessary qualifications for “prime borrowers” and support your belief that this market is “underserved.”

• An overview of your loan products, such as the average or range of your credit lines, drawdowns, and terms.

• An overview of how you monetize these products, such as the types of fees or interest you charge, identifying the party that pays the fee or interest (i.e. borrower, lender, referral partner) and their relative importance to your business.

• The recent significant changes to your business in response to recent Chinese regulations which have required “considerable measures to comply with,” highlighting such material changes, addressing the penalties for noncompliance, and addressing the degree to which your present operations are comparable to your historical operations in light of these apparently material changes.

In response to the Staff’s comments, the Company has revised the disclosure on pages 7, 8 and 9 of the Revised Registration Statement.

Our Challenges, page 7

2.                                      We note your revisions in response to comments 6 and 26. Please revise your fifth bullet to disclose the material ways in which your operations are not currently in compliance with regulations for the online consumer finance industry or value-added telecommunications services and the current or potential future impact on your business operations.

In response to the Staff’s comments, the Company has revised the disclosure on page 7 of the Revised Registration Statement.

Conventions that Apply to this Prospectus, page 11

3.                                      We note your disclosure on page 12 now states that the M1+ and M3+ delinquency rates exclude loans past due 180+ days unless content in the filing states otherwise. Please address the items below.

• Clarify for us whether this is an actual methodology change. If so, tell us the reason for the change.

The Company respectfully submits to the Staff that it adopted a write-off policy to charge off loans delinquent for more than 180 days after the first submission of the draft registration statement on Form F-1 on July 27, 2018, and therefore the calculation of M1+ and M3+ delinquency rates has also been adjusted to reflect the write-offs. The Company believes the write-off policies and updated calculation methodology for delinquency rates are consistent with the industry practice and thus can afford a more easily comparable insight to investors.

• To supplement the graphs provided on page 92, present (preferably in tabular format) the M1+ and M3+ delinquency rates for all periods presented in your financial statements. Include expanded narrative to discuss material trends and their drivers.

In response to the Staff’s comments, the Company has revised the disclosure on page 93 of the Revised Draft Registration Statement.

Risk Factors

Risks Related to Our Business and Industry

The laws and regulations..., page 21

4.                                      We note your revisions in response to comment 9. Please further revise your first bullet to disclose, as of a recent date, the proportion of loan originations where either you or your PRC subsidiaries guaranteed the deposits of, or provided guarantees or other credit enhancements services to, your institutional funding partners without the relevant guarantee license.

In response to the Staff’s comments, the Company has revised the disclosure on page 23 of the Revised Draft Registration Statement.

Dilution, page 75

5.                                      We note your revisions in response to comment 12. However, the last paragraph on page 76 appears to contradict the revised disclosure in your footnote to these two tables. Please revise or explain this apparent discrepancy.

In response to the Staff’s comments, the Company has revised the disclosure on page 77 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Specific Factors Affecting Our Results of Operations, page 91

6.                                      We note your response to comment 13. To provide more clarity for investors regarding initial utilization compared with ongoing active usage, please address the items below.

• Tell us the overall utilization rate for the periods presented. If there is a material difference between the first year utilization rate and the overall utilization rate, revise your disclosure to present both and address the differences.

The Company respectfully submits to the Staff that the concept of utilization rate always links to a time interval instead of covering the overall operation history of the Company, as it is defined to count only borrowers that have been approved a credit line for at least such time interval and therefore the utilization rate that covers the overall operation history of the Company will by definition mean the utilization rate of the first borrower only.

To provide more insight and put the first year utilization rate number disclosed in the Draft Registration Statement into context, the Company respectfully advises the Staff that as of June 30, 2018 the first 6-month utilization and first 18-month utilization rate were 112.8% and 287.9%, respectively. Utilization rates for a longer period are greater than utilization rates for a shorter period as of a same date because utilization is counted cumulatively.

• Tell us whether you consider other metrics such as average number of monthly active users or accumulated active borrowers. If so, revise your disclosures to discuss and quantify such metrics or explain to us why you feel that they would not be meaningful to investors.

The Company respectfully advises the staff that the first year utilization rate is the only metric that the Company keeps monitoring to evaluate the activeness of borrowers in its daily operation. The Company does not monitor the number of users that have accessed its website or opened its mobile app within a month, as user traffic does not provide a very meaningful insight of loan origination amount which is the main source of the Company’s revenue, and it is more of a result of the Company’s sales and marketing efforts rather than a measurement of attractiveness of the Company’s services.

The Company has also disclosed in the Draft Registration Statement the number of borrowers with successful drawdowns as of the end of each quarter. This number is essentially similar to accumulated active borrowers other peer companies may use as it measures the accumulated number of borrowers that have been active on the Company’s platform, i.e. making a drawdown.

Business

Our Transaction Process, page 133

7.                                      We note your response to comment 16 and your revised disclosure on page 134 stating that you do not consider referrals as a main source of income. However, given that revenue from referring borrowers appears to have constituted more than 10% of your total net revenues for the periods presented, please present this amount as a separate line item on the face of your Combined and Consolidated Statements of Operations. See Rule 5-03 of Regulation S-X.

The Company respectfully advises the Staff that all components in “Other revenues” are service revenues. The Company notes Regulation S-X Rule 5-03 requires revenues from services to be presented separately from other type of revenues on the face of income statement if the service revenues are more than 10% of total revenues. Since there are no other type of revenues in the “Other revenues” line, the Company believes it is not prohibited by S-X Rule 5-03 to report referral service fee income as part of other revenues. The amount of referral service fees for all periods presented have been disclosed in the footnote to the combined and consolidated financial statements. In addition, the referral service is not part of the Company’s core business and the referral service fee as a percentage of total revenue continues to decrease. In response to the Staff’s comment, the Company has revised “other revenues” to “other service fee revenues” to avoid confusion  and has further enhanced disclosure on page 96 with respect to the trend of referral service fee in the Revised Draft Registration Statement.

Description of American Depositary Shares

Governing Law, page 190

8.                                      We note your revisions in response to comment 29 that the deposit agreement includes both mandatory arbitration and exclusive forum provisions. Please indicate whether these provisions impact the ability of ADS holders to pursue claims under US federal securities laws. We further note that your contractual arrangements with your VIEs provide for the resolution of disputes through arbitration in China. Please revise your disclosures on page 43 to state, if true, that the arbitration provisions relate to the claims arising out of the contractual relationship created by the VIE agreements, rather than claims under the US federal securities laws and do not prevent shareholders of the company from pursuing claims under the US federal securities laws.

The Company respectfully submits to the Staff that it believes the arbitration and exclusive forum provision does not impact the ability of the ADS holders to pursue claims under the U.S. federal securities laws because ADS holders are still entitled to bring claims to the federal or state courts in the New York City, which is considered one of the most experienced and top regarded venues for U.S. federal securities law litigations.

Additionally, in response to the Staff’s comments, the Company has revised the disclosure on page 44 of the Revised Draft Registration Statement to clarify the arbitration clause of VIE agreements do not prevent shareholders of the Company from pursuing claims under the U.S. federal securities laws in the United States.

Notes to the Combined and Consolidated Financial Statements...

Summary of Significant Accounting Policies, page F-14

9.                                      We note your response to comment 34. Please revise your disclosures to include your accounting policy for the borrower referral program, including the amounts of cash rewards for the periods presented.

In response to the Staff’s comment, the Company has added the related disclosures of accounting policy for the borrower referral program on page F-23 of the Revised Draft Registration Statement.

Multiple element revenue recognition, page F-18

10.                               We note in your disclosures on page F-17 that your services mainly consist of (1) performing credit assessment and matching and (2) providing repayment processing. We further note that, on page F-18, you consider loan facilitation services and post-origination services as a multiple deliverable revenue arrangement. Your disclosures go on to state that, when applicable, you first allocate fees collected to guarantee liabilities, then to the two previously mentioned deliverables. Please address the items below.

• Clarify the timing for your recognition of loan facilitation services; i.e., given that you receive fees on a monthly basis over the life of a loan, describe how you determine when the four criteria identified on page F-17 are met for loan facilitation services, which are presumably completed up-front.

The Company respectfully advises the Staff that the loan facilitation service is completed upfront upon each successful loan matching (i.e., at the time the institutional funding partner and the borrower have entered into a loan agreement and the loan principal has been transferred to the borrower ). Upon each successful loan facilitation, the criteria (i) “Persuasive evidence of an arrangement exists” and (ii) “Delivery has occurred or services have been provided” are met. While the loan facilitation service is rendered upfront, the amount allocable to the service based on relative selling prices is limited to nil under ASC 605-25-30-5, because all fees are collected on a monthly basis through the loan period and is contingent on ongoing servicing as well as the borrower not prepaying. In considering that, the criteria (iii) “The selling price is fixed or determinable” and (iv) “Collectability is reasonably assured” are not fully met until the service fee allocated to the facilitation service has been collected. Therefore, the facilitation revenue is not recognized until the fee allocated to the facilitation service is received.

In response to the Staff’s comment, the Company has expanded the related disclosures on pages F-17 and F-18 of the Revised Draft Registration Statement.

• Clarify whether you consider the guarantee to be a deliverable when it is present. If so, revise your disclosures to state this.

The Company respectfully advises the Staff that although the guarantee, when presented, is part of the services provided by the Company under the multiple-element arrangement, it is within another Topic (ASC 460, Guarantees) and should be accounted in accordance with the provisions of that Topic per ASC 605-25-15-3. Therefore, the guarantee is not a deliverable under ASC 605, Revenue Recognition. The Company considers only the loan facilitation service and the post-origination service are the two deliverables accounted under ASC 605, Revenue Recognition, and not the guarantee.

ASC 460-10-30-2b states, in part, that “if a guarantee is issued as part of a transaction with multiple elements with an unrelated party (such as in conjunction with selling an asset or entering into an operating lease), the liability recognized at the inception of the guarantee should be an estimate of the guarantee’s fair value”. Accordingly, the Company separates the guarantee service from the other services and first allocates the service fees to the guarantee liability based on its estimated fair value. The remaining service fees collected are then allocated to the facilitation service and post-origination service based on their relative standalone selling price as revenue in accordance with the guidance in ASC 605-25.

The Company has revised the disclosure on page F-17 to clarify the accounting policy.

• If you do not consider the guarantee to be a deliverable, explain how you reached your conclusion.

The Company respectfully advises the Staff that the guarantee obligation is within the scope of ASC 460, therefore is not accounted as a deliverable in accordance with ASC 605.

In reaching this conclusion, the Company has considered whether the arrangement is a financial guarantee contract scoped out of ASC 815 as interpreted by ASC 815-10-15-58.

In the Company’s case, the Company will reimburse the institutional funding partners for the failure of a borrower to satisfy his/her required monthly payment obligation under the loan agreement with the institutional funding partner. The Company’s payment is only made for unpaid loan interest and principal in the event of borrower’s delinquency. The institutional funding partners are exposed to the non-payment risk of the borrower at the inception and throughout the term of the loan agreement. Therefore, all the conditions under ASC 815-10-15-58 are met and the guarantee is not subject to ASC 815.

Further, we conclude that the guarantee has met the definition of a guarantee contract outlined by ASC 406-10-15-4~6, as the Company is required to make payments to the institutional funding partners based on the underlying (borrower’s failure to make scheduled payments). Therefore, the guarantee service is accounted under ASC 460 and not a deliverable under ASC 605.

In response to the Staff’s comment, the Company has revised the disclosure on page F-17 to clarify the accounting policy.

Notes to the Unaudited Condensed Combined and Consolidated for the Six Months Ended June 30, 2017 and 2018

2. Summary of Significant Accounting Policies

Consolidated Trusts, page F-46

11.                               We note your response to comment 33. Please revise your disclosure on page F-46 to include the amounts of repurchases for loans facilitated under the consolidated trust for the periods presented or disclose that they are immaterial.

The Company respectfully advises the Staff that the Company has already disclosed the amounts of repurchases for the loans facilitated under the consolidated trust for the periods presented on page F-46 of the Draft Registration Statement.

Guarantee Liabilities, page F-48

12.                               We note your response to comment 21 and related revised disclosure regarding guarantees for funding partners. Please address the items below.

• Provide us with a set of sample journal entries for back-to-back guarantees from inception to release, including an example where a partial or full recovery of defaulted money is made and one in which there is no recovery.

The Company respectfully advises the Staff that the following journal entries illustrate the accounting of a back-to-back guarantee from inception to release:

1. At inception, to record stand-ready guarantee liability at estimated fair value with a corresponding receivable:

Dr: Financial assets receivable

Cr: Guarantee liabilities

2. Subsequently when the monthly service fee is collected, the amount is first allocated to the guarantee service as a reduction of financial assets receivable. Once the receivable is fully collected, the remaining and subsequently collected monthly service fees are allocated to facilitation service and post-origination service in accordance with the allocation ratio determined at loan inception. The Company records the following entries:

Dr: Cash

Cr: Financial assets receivable

Cr. Revenue — facilitation service & post-origination service (remaining monthly service fee, if any)

If the underlying loan is in default before the balance of financial assets receivable is fully collected, and the Company estimates the remaining receivable becomes uncollectible, the following entry is recorded to book an impairment to the associated financial assets receivable (This entry relates specifically to the financial assets receivable initially recorded at inception, see entry 3c for how the Company reassesses the guarantee liability required subsequent to inception):

Dr: Provision of financial assets receivable (operating expenses)

Cr. Financial assets receivable — impairment

3. There are three different scenarios in which the guarantee liabilities can be subsequently impacted. All these scenarios are assuming that no security deposits involved.

3a. When the underlying loan is repaid with no default, release of the associated guarantee liabilities into other revenue:

Dr: Guarantee liabilities

Cr: Other revenue

3b. When the underlying loan is in default, record the net payment (i.e., compensation made to the guarantee companies net of subsequent recoveries from the borrower) as a reduction of the guarantee liability, and release the remaining balance of associated guarantee liability, if any, into other revenue.

Dr: Guarantee liabilities

Cr: Cash

Cr: Other revenue (the remaining guarantee liability associated with the loan after net payout, if any)

3c. At each period end, the Company applies the contingent liability guidance in ASC 450-20 to determine if the estimated net payment is more than the initially estimated amount of stand-ready guarantee liability, such that an additional contingent guarantee liability needs to be recorded for the excess. This approach ensures that at all times the recognized liability (including the stand-ready obligation and the contingent liability) is at least equal to the probable estimated losses on the guarantee portfolio. Any incremental liability recognized under ASC 450-20 is recorded as part of operating expense in the combined and consolidated statement of comprehensive income (loss).

Dr: Provision of contingent guarantee liabilities (operating expenses)

Cr: Guarantee liabilities

During the historical periods presented, the Company has assessed and concluded that no additional contingent guarantee liability was needed.

• For comparative purposes, also provide a set of sample journal entries for a transaction in which you have provided a security deposit.

In scenarios involving a security deposit, the third-party guarantee company will use the cash in the deposit to compensate the funding partners for their losses. The Company settles with the third-party guarantee company at each month end and replenishes the deposit to a pre-agreed level, as applicable. The journal entries are largely consistent with the entries illustrated above for scenarios without a security deposit, other than the following related to the deposit.

1. When a prepayment is made to a third-party guarantee company as a security deposit for the back-to-back guarantee to that guarantee company:

Dr: Prepaid expenses and other assets

Cr: Cash

2. At each month end when Company settles with the guarantee company on the amount paid to the funding partners for their losses, the Company is released from the back-to-back guarantee liability to the guarantee company in relation to those loans (i.e., when that portion of the deposit is considered “redeemed”):

Dr: Guarantee liabilities

Cr: Prepaid expenses and other assets

Meanwhile, the Company is required to replenish the security deposit back to a pre-agreed level as needed:

Dr: Prepaid expenses and other assets

Cr: Cash

• Tell us if all non-back-to-back guarantees require a security deposit. If not, provide us with a sample set of journal entries for a transaction in which a guarantee is provided but no security deposit is required.

The Company respectfully advises the Staff that for non-back-to-back guarantees, cases vary according to the respective cooperation agreement with the funding partners, where some require deposits while others do not.

For those arrangements without security deposits, the related entries are the same as those for back-to-back guarantees without security deposits, as illustrated above in the first bullet point of this comment.

For those arrangements requiring a security deposit in bank accounts under Group’s name, the deposit is presented as restricted cash on the Company’s combined and consolidated balance sheet, and the journal entries related to the deposit are as follows:

1. When cash is set aside in a designated bank account under the Company’s name for a security deposit as requested by funding partner as part of the non-back-to-back guarantee arrangement:

Dr: Restricted cash

Cr: Cash

2. When the security deposit is applied to settle the payments to the funding partner under the non-back-to-back guarantee:

Dr: Guarantee liabilities

Cr: Restricted cash

Meanwhile, the Company is required to replenish the  security deposit back to a pre-agreed level as needed:

Dr: Restricted cash

Cr: Cash

*              *              *

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852 3740-4891 or via e-mail at will.cai@skadden.com, or Kevin Lin, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 21 6141-2196 or via email at kelin@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

Enclosures.

cc:                                Jun Xu, Chief Executive Officer, 360 Finance, Inc.

Jiang Wu, Chief Financial Officer, 360 Finance, Inc.

Kevin Lin, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP